Squire Patton Boggs (US) LLP

221 E. Fourth St., Suite 2900

Cincinnati, Ohio 45202

O    +1 513 361 1200

F    +1 513 361 1201

squirepattonboggs.com

Stephen C. Mahon

T    +1 513 361 1230

Stephen.Mahon@squirepb.com

ADVANCED DRAINAGE SYSTEMS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

July 2, 2014

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Jay Ingram, Legal Branch Chief

Re:	Advanced Drainage Systems, Inc.
Registration Statement on Form S-1 (File No. 333-194980)

Dear Mr. Ingram:

On behalf of Advanced Drainage Systems, Inc. (the “Company”), we hereby submit the proposed bona fide price range pursuant to Item 501(b)(3) of Regulation S-K for its initial public offering (the “IPO”). The Company intends to include this price range in a subsequent amendment to the Company’s Registration Statement on Form S-1 (File No. 333-194980) (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price per share based on current market information. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase, decrease or narrow accordingly.

The Company expects to have a price range of $[***] to $[***] per share for the IPO (assuming an expected 4.707-for-1 stock split). The Company seeks confirmation from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance that it may launch its IPO with the price range specified herein and include such price range in a subsequent amendment to the Registration Statement, to be filed with the Commission on or about [***], 2014.

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U.S. Securities and Exchange Commission July 2, 2014 Page 2	Squire Patton Boggs (US) LLP

We further advise the Staff that the Company will identify ASP ADS Investco, LLC and the University of Notre Dame as the selling stockholders in the subsequent amendment to the Registration Statement to be filed on or about [***], 2014. Based on the midpoint of the price range set forth above, it is currently anticipated that the Company will sell shares with an aggregate value of approximately $[***], ASP ADS Investco, LLC will sell shares with an aggregate value of approximately $[***] ($[***] inclusive of its portion of the 15% over-allotment) and the University of Notre Dame will sell shares with an aggregate value of approximately $[***] ($[***] inclusive of its portion of the 15% over-allotment). The selling stockholders will participate in the 15% over-allotment option on a pro rata basis. The Company will not receive any of the proceeds from the sale of shares by the selling stockholders.

Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commissions’s Rules on Information and Requests, 17 C.F.R. § 200.83.

* * * * * *

We appreciate the efforts of the Staff and look forward to resolving any remaining comments as soon as possible. Please advise us if we can provide any further information to facilitate your review. Please direct any questions or comments regarding this letter to Stephen C. Mahon at (513) 361-1230 or Aaron A. Seamon at (614) 365-2759.

Very truly yours,

/s/ Stephen C. Mahon

Stephen C. Mahon

cc:	Joseph A. Chlapaty, Advanced Drainage Systems, Inc.
Fredric L. Smith, Esq., Squire Patton Boggs (US) LLP
Aaron A. Seamon, Esq., Squire Patton Boggs (US) LLP
Kirk A. Davenport II, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP